FORM 6K

SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
_____

REPORT OF A FOREIGN ISSUER
Pursuant to Rule 13a - 16 or 15d - 16
The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC. (File # 0-08797)
(Translation of the Registrant's Name into English   )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6
(Address of principal Executive offices)

Attachments:

1.   Press Release(s) December 2009

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F   X   FORM 40F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 – 2 (b) under the Securities Act of 1934.

YES ___   NO   X

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ANGLO SWISS RESOURCES INC.
                                        (Registrant)

Dated: January 4, 2010   BY: *Chris Robbins*

                                        It's   Vice President
                                                (Title)

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ANGLO SWISS RESOURCES INC.
Suite 309 - 837 West HASTINGS Street
Vancouver, BC V6C 3N6
604-683-0484
Fax: 604-683-7497

January 4, 2010

Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Dear Sir or Madam:

RE: ANGLO SWISS RESOURCES INC.
                SEC FILE NO. 0-08797
                FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per: Chris Robbins
         Vice President

Anglo Swiss Resources Inc. Arranges Flow-Through Financing

IMMEDIATE RELEASE   **Vancouver, British Columbia.**
December 4, 2009   **TSX Venture: ASW**
                                                         OTCBB: ASWRF
                                                         Frankfurt: AMO

Anglo Swiss Resources Inc. announced today that it has arranged the following non-brokered private placement, subject to receipt of all applicable regulatory approvals:

(i)   Up to 1,000,000 flow-through units of Anglo Swiss ("Flow-Through Units") at a price of $0.40 per Flow-Through Unit for total gross proceeds of $400,000, each Flow-Through Unit consisting of one flow-through common share and one non-flow-through common share purchase warrant of Anglo Swiss ("Warrant"), each Warrant entitling the holder thereof to acquire one non-flow-through common share of Anglo Swiss ("Share") for a period of 24 months from the closing of the Private Placement at a price of $0.60 per Share.

All securities issuable under this Private Placement will be subject to a hold period under Canadian securities laws of four months and one day from the closing date.

Anglo Swiss intends to use the proceeds from the Private Placement to fund further exploration on the Nelson Mining Camp or other properties in Canada that qualify for flow through expenditures.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its Nelson Mining Camp located to the south west of Nelson, British Columbia. The Nelson Mining Camp consists of 3,411 hectares of contiguous claims striking over 8 kilometres situated along the Silver King Regional Shear Zone. The Silver King Shear is the host to numerous, historical gold, copper and silver mines in south-eastern British Columbia including Anglo Swiss' 100% owned Kenville Gold Mine.

For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com. Sign up for free SMS News Release service, simply text **ASW2** in the body of the text message to **32075** or visit the Mobile FRC link at the Company's website. Please visit the Company's website at www.anglo-swiss.com.

Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada
Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

IMMEDIATE RELEASE   **Vancouver, British Columbia.**
December 24, 2009   **TSX Venture: ASW**
                                                                   OTCBB: ASWRF
                                                                   Frankfurt: AMO

ANGLO SWISS COMPLETES $400,000 FLOW THROUGH PRIVATE PLACEMENT

Anglo Swiss Resources Inc. announced today that it has completed the private placement of 1,000,000 units ("Units") of Anglo Swiss at a price of $0.40 per Unit for gross proceeds of $400,000 of a non-brokered flow through private placement announced December 4, 2009. Each Unit consisted of one flow through common share and one common share purchase warrant of Anglo Swiss, each warrant entitling the holder thereof to acquire one common share of Anglo Swiss on or before December 21, 2011 at a price of $0.60 per share. The common shares issued will be restricted for trading until April 22, 2010. Anglo Swiss intends to use the proceeds from the flow through private placement for exploration expenditures on its Canadian properties that qualify for flow through expenditures. All of the securities issued by Anglo Swiss pursuant to the private placements are subject to a four-month hold period under Canadian securities laws and are subject to restrictions on resale prior to April 22, 2009.

About Anglo Swiss

Anglo Swiss Resources Inc. is a mineral exploration company with its current focus on gold, silver and base metals at its Nelson Mining Camp located to the south west of Nelson, British Columbia. The Nelson Mining Camp consists of 3,411 hectares of contiguous claims striking over 8 kilometres situated along the Silver King Regional Shear Zone. The Silver King Shear is the host to numerous, historical gold, copper and silver mines in south-eastern British Columbia including Anglo Swiss' 100% owned Kenville Gold Mine.

The Company is also in the process of exploring for diamonds and gemstones in Canada. For further information, investors are asked to visit the Anglo Swiss Resources Investor Relations Hub at www.agoracom.com/IR/AngloSwiss or email to ASW@agoracom.com. Please visit the company's website at www.anglo-swiss.com or contact:

Len Danard
President and Chief Executive Officer
Tel: (604) 683-0484
Fax: (604) 683-7497
Email: info@anglo-swiss.com

Investor Relations Contacts:

Canada
Jeff Walker or Grant Howard

The Howard Group Inc.

Toll Free: 1-888-221-0915

www.howardgroupinc.com

Reader Advisory

END.